Exhibit 21

List of Subsidiaries of Research Solutions, Inc.

1.	Reprints Desk, Inc., a wholly owned subsidiary incorporated under the laws of the State of Delaware.

2.	Reprints Desk Latin America S. de R.L. de C.V., a wholly owned subsidiary formed under the laws of Mexico.

3.	Techniques Appliquées aux Arts Graphiques, S.p.A., a wholly owned subsidiary formed under the laws of France.